UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.	11)
TELECOM ARGENTINA S.A.
(Name of Issuer)
CLASS B ORDINARY SHARES
(Title of Class of Securities)
879273209
(CUSIP Number)
Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

John Banes

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR, United Kingdom

Tel: +44 207 418 1317

March 8, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1.	Names of Reporting Persons. Telecom Italia S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) HC, CO

2

CUSIP No. 879273209
1.	Names of Reporting Persons. Telecom Italia International N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) HC, CO

3

Item 1. Security and Issuer

Telecom Italia S.p.A. (“TI”) hereby amends and supplements its report on Schedule 13D, as filed on October 22, 2010 and amended on March 10, 2011, October 31, 2011, March 29, 2012, March 6, 2013, November 8, 2013, November 14, 2013, December 11, 2013, June 9, 2014, October 27, 2014 and October 30, 2014 (the “Schedule 13D”), with respect to the Class B shares, P$1.00 par value per share (the “Shares”), of Telecom Argentina S.A., an Argentinean corporation (the “Issuer”), a portion of which is represented by American Depositary Shares which are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina. Unless otherwise indicated, capitalized terms used in this Amendment No. 9, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 8, 2016, pursuant to the terms of the Amended and Restated Stock Purchase Agreement, dated October 24, 2014, by and among Fintech Telecom LLC (the “Purchaser”), TI, Telecom Italia International N.V. (“TII”, together with TI, the “Sellers”) and Tierra Argentea S.A., the Sellers transferred a 51% majority interest in Sofora Telecomunicaciones S.A. to the Purchaser (the “Majority Sale”).

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) Following completion of the Majority Sale, the Sellers no longer beneficially own any Shares.

Item 5(b) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(b) Following completion of the Majority Sale, the Sellers no longer have the power to vote and to dispose of any Shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) Other than the Majority Sale described in Item 4 of this Amendment No. 11, none of the Sellers has effected any transactions in the Shares during the past sixty days.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2016
Date

/s/ Riccardo Amerigo Pettazzi
Signature

Riccardo Amerigo Pettazzi Head of Corporate Affairs TELECOM ITALIA S.P.A.

March 9, 2016
Date

/s/ Francesco Saverio Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

[Schedule 13D]